UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-39214

CASPER SLEEP INC.
(Exact name of registrant as specified in its charter)

Three World Trade Center
175 Greenwich Street, Floor 40
New York, New York 10007
(347) 941-1871
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.000001 Par Value Per Share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.000001 per share: 1.*

*On January 25, 2022, pursuant to an Agreement and Plan of Merger, dated November 14, 2021, by and among Casper Sleep Inc. (the “Company”), Marlin Parent Inc., a Delaware corporation (“Parent”), and Marlin Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Casper Sleep Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Casper Sleep Inc.

Date: February 4, 2022	By:	/s/ Michael Monahan
Name: Michael Monahan
Title: Chief Financial Officer and Secretary